Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	Tablespace, 6th Floor Western Aqua Building Whitefields, Hitech City Hyderabad - 500 081, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated and Year to Date Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as ‘the Group’), and its share of the net profit after tax and total comprehensive income of joint ventures for the quarter ended 30th June 2019 and year to date from April 1, 2019 to June 30, 2019 (the “Statement”) attached herewith, being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (‘the Regulation’), read with SEBI Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 (‘the Circular’).

2.	This Statement, which is the responsibility of the Parent’s Management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India read with the Circular. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	We also performed procedures in accordance with the Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, to the extent applicable.

5.	The Statement includes the results of the following entities:

SL. NO.	NAME OF THE COMPANY
Subsidiaries
1	Dr. Reddy's New Zealand Limited
2	Dr. Reddy’s Laboratories (Australia) Pty. Limited
3	Dr. Reddy’s Laboratories (Proprietary) Limited
4	Dr. Reddy's Venezuela, C.A.
5	Dr. Reddy’s Laboratories, Inc.
6	Promius Pharma, LLC
7	Dr. Reddy’s Laboratories Louisiana, LLC
8	Reddy Pharma Italia S.R.L.
9	Dr. Reddy’s S.R.L.
10	Reddy Pharma Iberia S.A.U.
11	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
12	Dr. Reddy’s Laboratories (UK) Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

SL. NO.	NAME OF THE COMPANY
13	Dr. Reddy’s Laboratories (EU) Limited
14	Chirotech Technology Limited
15	OOO Dr. Reddy’s Laboratories Limited
16	Dr. Reddy’s Laboratories Romania S.R.L.
17	Reddy Holding GmbH
18	beta Institut gemeinnützige GmbH
19	betapharm Arzneimittel GmbH
20	Lacock Holdings Limited
21	Reddy Netherlands B.V.
22	Reddy Antilles N.V.
23	Dr. Reddy’s Laboratories SA
24	Dr. Reddy’s Laboratories International SA (Merged with DRL SA w.e.f. June 28, 2019)
25	Industrias Quimicas Falcon de Mexico, S.A.
26	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
27	Dr. Reddy's Laboratories New York, Inc.
28	Dr. Reddy's Laboratories LLC
29	Dr. Reddy`s Research and Development B.V.
30	Dr. Reddy's Laboratories Canada Inc.
31	Dr. Reddy's Singapore Pte. Limited (striked off w.e.f. June 4, 2019)
32	Dr. Reddy's Laboratories S.A.S.
33	Aurigene Discovery Technologies, Inc.
34	Dr. Reddy's Laboratories B.V. (Formerly known as Eurobridge Consulting B.V.)
35	OOO DRS LLC
36	Dr. Reddy’s Laboratories Japan KK
37	Reddy Pharma SAS
38	Dr Reddy’s Laboratories Kazakhstan LLP
39	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
40	Dr. Reddy's Laboratories Chile SPA
41	Dr. Reddy's Laboratories Malaysia Sdn.Bhd.
42	Dr. Reddy’s Laboratories Taiwan Limited
43	Dr. Reddy's Laboratories Philippines Inc.
44	Dr. Reddy's Laboratories (Thailand) Limited
45	Aurigene Discovery Technologies Limited
46	DRL Impex Limited
47	Dr. Reddy's Bio-Sciences Limited
48	Idea2Enterprises (India) Private Limited
49	Cheminor Investments Limited
50	Regkinetics Services Limited (Formerly known as Dr. Reddy’s Pharma SEZ Limited)
51	Imperial Credit Private Limited

Joint ventures
1	Kunshan Rotam Reddy Pharmaceutical Co. Limited
2	DRANU LLC
3	DRES Energy Private Limited

Other Consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP

Chartered Accountants

6.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standard specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam Partner Membership No.: 053315 UDIN: 19053315AAAAAT7241

Hyderabad

Date: July 29, 2019

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2019

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl.		30.06.2019	31.03.2019	30.06.2018	31.03.2019
No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	37,624	37,472	36,507	148,706
	b) License fees and service income	812	2,694	700	5,145
	c) Other operating income	146	130	158	631

	Total revenue from operations	38,582	40,296	37,365	154,482

2	Other income	4,301	833	504	3,375

3	Total income (1 + 2)	42,883	41,129	37,869	157,857

4	Expenses
	a) Cost of materials consumed	7,364	7,360	7,394	28,894
	b) Purchase of stock-in-trade	5,216	4,393	4,430	18,808
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(511)	871	(1,775)	(2,754)
	d) Employee benefits expense	8,615	8,415	8,371	33,562
	e) Depreciation and amortisation expense	2,890	2,872	2,787	11,348
	f) Finance costs	298	245	195	889
	g) Selling and other expenses	10,481	11,068	11,257	44,190

	Total expenses	34,353	35,224	32,659	134,937

5	Profit before tax and before share of equity accounted investees(3 - 4)	8,530	5,905	5,210	22,920

6	Share of profit of equity accounted investees, net of tax	163	157	83	438

7	Profit before tax (5+6)	8,693	6,062	5,293	23,358

8	Tax expense:
	a) Current tax	2,355	1,413	1,396	4,707
	b) Deferred tax	(427)	95	(864)	(849)

9	Net profit after taxes and share of profit of associates (7 + 8)	6,765	4,554	4,761	19,500

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(47)	507	(515)	(379)
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	-	(900)	140	(673)
			-	-
	b) (i) Items that will be reclassified subsequently to profit or loss	(269)	226	(346)	19
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	23	(55)	118	(54)
	Total other comprehensive income	(293)	(222)	(603)	(1,087)

11	Total comprehensive income (9 + 10)	6,472	4,332	4,158	18,413

12	Paid-up equity share capital (face value Rs. 5/- each)	831	830	830	830

13	Other equity				139,406

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	40.81	27.45	28.69	117.53
	Diluted	40.74	27.41	28.66	117.33
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment Information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl.		30.06.2019	31.03.2019	30.06.2018	31.03.2019
No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	6,052	8,241	7,020	30,403
	b) Global Generics	33,010	30,415	30,663	123,056
	c) Proprietary Products	281	2,513	730	4,750
	d) Others	633	503	438	2,058
	Total	39,976	41,672	38,851	160,267

	Less: Inter-segment revenue	1,394	1,376	1,486	5,785
	Total revenue from operations	38,582	40,296	37,365	154,482

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	332	1,428	1,192	6,158
	b) Global Generics	19,007	17,008	18,756	71,924
	c) Proprietary Products	207	2,307	594	4,182
	d) Others	320	318	193	1,196
	Total	19,866	21,061	20,735	83,460

	Less: Selling and other un-allocable expenditure / (income), net	11,173	14,999	15,442	60,102
	Total profit before tax	8,693	6,062	5,293	23,358

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Effective 1 April 2019, the Company adopted Ind AS 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with U.S. FDA, a re-inspection would be conducted for the site.

4	"Other income" includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

5	During the quarter ended 30 June 2019, the Company recognised an amount of Rs. 392 million, representing its share of dividend declared by the equity accounted investee, Kunshan Rotam Reddy Pharmaceutical Company Limited. The amount of dividend is adjusted against the carrying amount of investment in the consolidated balance sheet.

6	During the quarter ended 31 March 2019, the Company entered into agreement with Encore Dermatology, Inc. (“Encore”) for sale and assignment of U.S. rights relating to three of its dermatology brands. As all the performance obligations are satisfied by 31 March 2019, the Company recognised Rs. 1,807 million as revenue and Rs. 159 million representing the profit on sale of intangible assets after adjusting the associated costs.

7	The Board of Directors, at its meeting held on 29 July 2019, has approved the amalgamation (the ‘Scheme’) of Dr. Reddy’s Holdings Limited (DRHL), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the ‘Company’) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.
The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.
The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.
The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorised by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

8	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 July 2019.

DR. REDDY'S LABORATORIES LIMITED

9	The results for the quarter ended 30 June 2019 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 July 2019	Co-Chairman, Managing Director & CEO